UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

View, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

92671V106

(CUSIP Number)

Jason Barnett

RXR Realty LLC

c/o Chief Legal Officer, RXR

625 RXR Plaza

Uniondale, NY 11556

(516) 506-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Realty LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 202,945(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 202,945(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of (i) 33,333 shares of Class A Common Stock, (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants and (iii) up to an aggregate of 152,946 shares of Class A Common Stock acquirable upon conversion of Existing Notes or upon the exercise of the FP Services Warrants as a result of the 4.99% Beneficial Ownership Limitation.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Properties Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 152,946(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 152,946(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.99%(2)
14	TYPE OF REPORTING PERSON PN

(1)

Represents the maximum number of shares that could be issued upon conversion of the Existing Notes as a result of the Beneficial Ownership Limitation and beneficial ownership of RXR Management Holdings LLC of 33,333 shares of Class A Common Stock and 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.

(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Investor III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 71,736(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,736(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,736(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.8%(1)
14	TYPE OF REPORTING PERSON PN

(1)

Consists of 71,736 shares of Class A Common Stock issuable upon exercise of all Existing Notes held by RXR FP Investor III LP, provided that the conversion of such Existing Notes is subject to the Beneficial Ownership Limitation.

(1)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR FP Services LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 52,840(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 52,840(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,840
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.3%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of 52,840 shares of Class A Common Stock issuable upon the exercise of the FP Services Warrants, provided that exercise of such warrants is subject to the Beneficial Ownership Limitation.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Management Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON Urban Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 92671V106

1	NAME OF REPORTING PERSON RXR Urban Workplaces LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 49,999(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 49,999(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.2%(2)
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)	Consists of (i) 33,333 shares of Class A Common Stock and (ii) 16,666 shares of Class A Common Stock issuable upon the exercise of the WorxWell Warrants.
(2)

Based upon 4,067,035 shares of Class A Common Stock reported to be outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission on November 14, 2023.

Explanatory Note

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of View, Inc., a Delaware corporation (the “Issuer”), and amends the statement on Schedule 13D filed on October 26, 2023 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”). Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

In connection with their regular review of their investment in the Issuer and the terms of the Credit Agreement, subject to the terms of the Intercreditor Agreement and other contractual, regulatory and legal obligations, and based on current market conditions and other factors, the Reporting Persons are continuing to monitor their current investments in the Issuer and assess alternatives for their current investments and potential future investment in the Issuer. In connection therewith, the Reporting Persons have engaged in communications with the Issuer’s senior lenders and other investors regarding, among other things, restructuring the terms of the Issuer’s existing indebtedness, a potential divestiture of certain assets, a potential extraordinary corporate transaction or other possible transactions, and such parties have initiated communications with the Issuer. The Reporting Persons may, together with such persons or separately, engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors, shareholders and/or debtholders of the Issuer, legal, financial, regulatory, technical, industry or other advisors, potential sources of financing, or other persons, regarding, among other things, the review and evaluation of strategic alternatives, Issuer operations, governance and control, and other matters related to the Issuer and/or the Reporting Persons’ investment in the Issuer. In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2024

RXR REALTY LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR PROPERTIES HOLDINGS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP GP LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR II LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP INVESTOR III LP

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR FP SERVICES LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR MANAGEMENT HOLDINGS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

URBAN SOLUTIONS LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory

RXR URBAN WORKPLACES LLC

/s/ Jason Barnett
Name:	Jason Barnett
Title:	Authorized Signatory